+---------------------------+
                                                   |       CMB APPROVAL        |
                                                   |===========================|
                                                   |  CMS Number:   3235-0145  |
                                                   |Expires: September 30, 1988|
                                                   +---------------------------+

                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                              SCHEDULE 13D


              Under the Securities Exchange Act of 1934
                          (Amendment No.      )*

                      BERGEN BRUNSWIG CORPORATION
- --------------------------------------------------------------------------------
                            (Name of Issuer)

               Class A Common Stock, Par Value $1.50 per share
- --------------------------------------------------------------------------------
                      (Title of Class of Securities)

                                083739102
- --------------------------------------------------------------------------------
                              (CUSIP Number)

                            Richard M. Sandler
             Lowenstein, Sandler, Kohl, Fisher & Boylan, P.C.
     65 Livingston Avenue, Roseland, New Jersey 07068       (201) 992-8700
- --------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                            February 24, 1989
- --------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No.      083739102                                      Page 2 of 9 Pages
- --------------------------------------------------------------------------------
    |    NAME OF REPORTING PERSON
 1  |    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    |
    |    Robert E. Martini
- --------------------------------------------------------------------------------
    |    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
 2  |                                                                   (a) [ ]
    |                                                                   (b) [X]
- --------------------------------------------------------------------------------
 3  |    SEC USE ONLY
    |
- --------------------------------------------------------------------------------
 4  |    SOURCE OF FUNDS*
    |
    |          00
- --------------------------------------------------------------------------------
 5  |    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    |          ITEMS 2(d) OR 2(e)
    |                                                                       [ ]
- --------------------------------------------------------------------------------
 6  |    CITIZENSHIP OR PLACE OF ORGANIZATION
    |
    |          United States
- --------------------------------------------------------------------------------
 NUMBER      |  7  |   SOLE VOTING POWER
   OF        |     |
 SHARES      |     |   2,004,558 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
             |  8  |   SHARED VOTING POWER
BENEFICIALLY |     |
OWNED BY     |     |   None
- --------------------------------------------------------------------------------
  EACH       |  9  |   SOLE DISPOSITIVE POWER
REPORTING    |     |
             |     |   2,004,558 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
PERSON WITH  | 10  |   SHARED DISPOSITIVE POWER
             |     |
             |     |   None
- --------------------------------------------------------------------------------
11  |    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |
    |          2,004,558 Shares of Class A Common Stock
- --------------------------------------------------------------------------------
12  |     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
- --------------------------------------------------------------------------------
13  |     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      9.6%*
    |     * Based on 20,834,902 shares outstanding including 17,968,142
    |     outstanding as set forth in the Company's Annual Report on Form 10K
    |     for the fiscal year ended August 31, 1988, plus 2,175,565 shares known
    |     by the reporting person to have been issued since that date, plus
    |     691,195 shares the reporting person has the right to acquire within 60
    |     days.
- --------------------------------------------------------------------------------
14  |     TYPE OF REPORTING PERSON*
    |     IN
- --------------------------------------------------------------------------------

CUSIP No.      083739102                                      Page 3 of 9 Pages

                         STATEMENT CONTAINING INFORMATION
                             REQUIRED BY SCHEDULE 13D
- --------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          This statement relates to the Class A Common Stock, par value $1.50 per share (the "Common Stock"), of Bergen Brunswig Corporation (the "Company"). The principal executive offices of the Company are located at 4000 Metropolitan Drive, Orange, California 92668.

Item 2.   Identity and Background.
          (a)  This statement is being filed by Robert E. Martini.

          (b) Mr. Martini's business address is c/o Bergen Brunswig Corporation, 345 Route 17 South, Upper Saddle River, New Jersey 07048.

          (c) Mr. Martini is the President and Chairman of the Executive Committee of the Company. The principal executive offices of the Company are located at 4000 Metropolitan Drive, Orange, California 92668.

          (d) Mr. Martini has not been convicted in any criminal proceeding during the past five years, excluding traffic violations or similar misdemeanors.

          (e) Mr. Martini has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mr. Martini is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

          Mr. Martini beneficially owns 2,004,558 shares of Class A Common Stock, including 1,322,575 shares which he has the right to acquire within 60 days upon the conversion of 138,802 shares of Class B Common Stock, par value $1.50 per share, of the Company ("Class B Common Stock") which he beneficially

CUSIP No.      083739102                                      Page 4 of 9 Pages


owns (an aggregate of 121,716 of which shares, including 20,550 shares owned by trusts, have been converted), 51,967 shares upon exercise of options exercisable within 60 days, 57,665 shares beneficially owned by his wife and trusts of which he is trustee, and 476,425 shares of Class A Common Stock issuable upon conversion of 50,000 shares of Class B Common Stock which, pursuant to the Martini Agreement (as defined below), cannot be converted into Class A Common Stock prior to February 24, 1994 without the consent of Emil P. Martini, Jr.

          Prior to the consummation of the Plan of Recapitalization of the Company on February 24, 1989, which is more fully described in response to Item 4 below, Mr. Martini beneficially owned (a) 394,361 shares of Class A Common Stock (including 188,802 shares which he had the right to acquire upon conversion of the Class B Common Stock then held by him and 51,967 which he had to the right to acquire within 60 days upon exercise of options), which represented less than 3% of the Class A Common Stock then-outstanding, and (b) 188,802 shares of Class B Common Stock, representing 48.62% of the Class B Common Stock thenoutstanding. The Class B Common Stock is not a registered security and is not listed on any exchange. Holders of Class B Common Stock are entitled to elect a majority of the Board of Directors and to vote as a separate class on all matters requiring a vote of shareowners.

          The Class B Common Stock is convertible into Class A Common Stock. Upon the consummation of the Plan of Recapitalization, among other things, the conversion ratio of the Class B Common Stock was increased from 1-to-1 to 1-to-9.5285. As a result, Mr. Martini acquired beneficial ownership of an additional 1,610,197 shares of Class A Common Stock as of February 24, 1989. No cash is required to be given by holders of Class B Common Stock upon conversion of such shares into shares of Class B Common Stock. Therefore, no funds were or will be required for the acquisition of such shares upon conversion.

Item 4.   Purpose of Transaction.

          At the Company's annual meeting of shareowners held on January 31, 1989, the shareowners approved a plan of recapitalization (the "Plan"), which had been approved by the Board of Directors of the Company and a special committee thereof composed of independent directors, on December 13, 1988. The Plan became effective on February 24, 1989 (the "Effective Date"). The Plan consists of (a) an amendment to the Company's Restated Certificate of Incorporation (the "Charter Amendment"), which is attached hereto as Exhibit A,

CUSIP No.      083739102                                      Page 5 of 9 Pages


(b) a document entitled "Amended Plan of Recapitalization", dated December 13, 1988 (the "Plan of Recapitalization"), which is attached hereto as Exhibit B; and (c) an agreement between the Company, Emil P. Martini, Jr. and Robert E. Martini dated February 24, 1989 (the "Martini Agreement"), a copy of which is attached hereto as Exhibit C.

          As a result of the consummation of the Plan, the Company's Restated Certificate of Incorporation was amended to provide, among other things, for certain changes in the relative rights of the holders of Class B Common Stock, including (1) the increase in the rate at which shares of Class B Common Stock may be converted into shares of Class A Common Stock from 1-to-1 to 1to-9.5285;
(2) the automatic conversion of all Class B Common Stock at the end of five years from the Effective Date; (3) the increase in the per share dividends and liquidation rights of the Class B Common Stock; and (4) a requirement that stock dividends on Class B Common Stock be paid in shares of Class A Common Stock, all as more fully described in the exhibits hereto.

          Mr. Martini's purpose for agreeing to the Plan was to (a) maximize the value of his investment, (b) provide greater liquidity for his estate and (c) enable him to continue to manage the business for at least five years. In addition, under the terms of the Plan, the Class B shareowners will continue to retain their absolute right to control the Company for up to five years. The purpose of the Plan, from the Company's viewpoint, is to put control of the Company into the hands of all shareowners on a "one share-one vote" basis not later than February 24, 1994.

          Except as set forth herein, Mr. Martini has no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

CUSIP No.      083739102                                      Page 6 of 9 Pages


          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) The number and percentage of shares of Class A Common Stock beneficially owned by Mr. Martini is 2,004,558 shares constituting 9.6% of the shares of Class A Common Stock outstanding as calculated pursuant to Item 5 of Schedule 13D and as set forth in the footnote on page 2 of this Schedule 13D.

          (b) Except as described in Item 6 below, Mr. Martini has sole power to vote and direct the vote and to dispose and direct the disposition of all shares beneficially owned by him as reported in (a) above.

          (c) During the 60 day period ended February 24, 1989, Mr. Martini has not purchased or sold any shares of Class A Common Stock. As set forth above, Mr. Martini acquired beneficial ownership of an additional 1,610,197 shares of Class A Common Stock as of February 24, 1989 as a result of the consummation of the Plan.
               As of that date, Mr. Martini executed irrevocable instructions to convert (a) 101,166 shares of Class B Common Stock into 963,960 shares of Class A Common Stock for his own account and (b) 20,550

CUSIP No.      083739102                                      Page 7 of 9 Pages


               shares of Class B Common Stock into 195,811 shares of Class A Common Stock for the account of trusts of which he is the trustee.

          (d) and (e)    Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Except as set forth below, Mr. Martini is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Company).

          In connection with the consummation of the Plan, Robert E. Martini and his brother, Emil P. Martini, Jr., who is the Chairman and Chief Executive Officer of the Company and the beneficial owner of 161,606 shares of Class B Common Stock (before conversion of 106,606 shares) (representing 41.72 percent of the Class B Common Stock outstanding) and 1,664,296 shares* of the Class A Common Stock (representing 8.0 percent of the Class A Common Stock outstanding), entered into the Martini Agreement with the Company pursuant to which each of the Martinis agreed that (a) Emil P. Martini, Jr. would convert 106,606 shares of Class B Common Stock and Robert E. Martini would convert 101,166 shares of Class B Common Stock as soon as practicable after the Effective Date (which occurred on February 24, 1989) and will convert all or a portion of the remaining shares of Class B Common Stock held by him to Class A Common Stock following certain specified events, (b) certain restrictions on his ability to transfer and vote the Class A Common Stock received by him upon partial conversion of the Class B Common Stock will be imposed, (c) his ability to make a bid to acquire the Company will be restricted, and (d) he will granted certain registration rights with respect to Class A Common Stock held by him. Each of the Martinis also agreed with each other, that, unless otherwise agreed in writing by the other, at all times prior to February 24, 1994, each will own at least 50,000 shares of Class B Common Stock. Each of the Martinis also agreed with each other and with the Company that, at all times prior to the conversion of all Class B Common Stock to Class A Common Stock, he will vote the shares of Class A Common Stock received upon conversion of Class B Common Stock in the same manner (for, against or abstain) that all other shares of Class A Common

_____________________

* Assuming conversion of all 161,606 shares of Class B Common Stock, of which 106,606 have been converted.

CUSIP No.      083739102                                      Page 8 of 9 Pages


Stock are voted on any matter submitted to a vote of the Company's shareowners. The terms of the Martini Agreement are fully set forth in Exhibit C hereto, which is incorporated by reference herein.

          The Martini Agreement also provides that in the event of the demise of Emil P. Martini, Jr. or Robert E. Martini, all shares other than the Retained Shares (as defined below), of Class B Common Stock then owned by the decedent, but not of the surviving Martini, will convert automatically into shares of Class A Common Stock pursuant to the Restated Certificate of Incorporation, as amended by the Amendment. The "Retained Shares" is that number of shares (but in no event in excess of 50,000) of Class B Common Stock which, when added to the number of shares of Class B Common Stock then owned by the surviving Martini, will equal 100,000 shares. Pursuant to the Restated Certificate of Incorporation, as amended by the Amendment, all of the outstanding Class B Common Stock will be automatically converted into Class A Common Stock when the number of shares of Class B Common Stock outstanding falls below 100,000 shares, or at the end of five years, if earlier.

          Under the Martini Agreement, the estate of the nonsurviving Martini shall retain ownership of the Retained Shares but may transfer such Retained Shares to a personal representative or to a trust (and the personal representative may transfer such Retained Shares to a trust), but the personal representative and/or trust shall also be obligated to retain such Retained Shares. In the event of the demise of the surviving Martini, all shares of Class B Common Stock then owned by the decedent and all Retained Shares will convert automatically into shares of Class A Common Stock pursuant to the Restated Certificate of Incorporation, as amended by the Amendment. So long as the Retained Shares remain outstanding, they will be subject to an irrevocable proxy in favor of the surviving Martini, which irrevocable proxy will terminate automatically upon the conversion of such Retained Shares into shares of Class A Common Stock. Retained Shares may not be converted voluntarily without the prior consent of the surviving Martini, and the surviving Martini shall not be required to give such consent.

Item 7.   Material to be Filed as Exhibits.

          A.   Amendment to the Company's Restated
               Certificate of Incorporation effective
               February 24, 1989.

          B.   Plan of Recapitalization.

          C.   Martini Agreement.

CUSIP No.      083739102                                      Page 9 of 9 Pages




SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     March 3, 1989
                                                    /s/Robert E. Martini
                                                    --------------------
                                                       Robert E. Martini